Exhibit 99.1

Tiziana to Host Investor Call to Discuss Exclusive License Agreement to Evaluate Foralumab, a Novel, Fully Human Anti-CD3 Monoclonal Antibody, in Conjunction with Allogeneic CAR T Candidates for Cancer Treatment

NEW YORK and LONDON, September 7, 2021 — Tiziana Life Sciences plc (NASDAQ: TLSA, LSE: TILS) (“Tiziana” or the “Company”), a biotechnology company focused on innovative therapeutics for oncology, inflammation, and infectious diseases, will host a conference call and audio webcast on Wednesday, September 8, at 4:15 p.m. ET to discuss its recently announced exclusive license agreement to evaluate Foralumab, the Company’s novel, fully human anti-CD3 monoclonal antibody, in conjunction with allogenic CAR T candidates for cancer treatment.

Date:	Wednesday, September 8, 2021

Time:	4:15 p.m. Eastern Time

Live Call:	+1-877-407-9716 (U.S. Toll-Free) or +1-201-493-6779 (International)

Webcast:	http://public.viavid.com/index.php?id=146493

For interested individuals unable to join the conference call, a dial-in replay of the call will be available until September 22, 2021 and can be accessed by dialing +1-844-512-2921 (U.S. Toll Free) or +1-412-317-6671 (International) and entering replay pin number: 13722965.

About Foralumab

Foralumab (TZLS-401, formerly NI-0401), the only entirely human anti-CD3 mAb, shows reduced release of cytokines as compared to other anti-CD3 mAbs after IV administration in patients with Crohn’s disease with decreases in the classic side effects of cytokine release syndrome and improves the overall safety profile of Foralumab. In a humanized mouse model (NOD/SCID IL2γc-/-), it was shown that while targeting the T cell receptor, orally administered Foralumab modulates immune responses of the T cells, enhances regulatory T-cells (Tregs) and thus provides therapeutic benefit in treating inflammatory and autoimmune diseases without the occurrence of potential adverse events usually associated with parenteral mAb therapy (Ogura M. et al., 2017 Clin Immunol 183, 240-246). Based on animal studies, the nasal and oral administration of Foralumab offers the potential for the immunotherapy of autoimmune and inflammatory diseases in a safe manner by the induction of Tregs.

About Tiziana Life Sciences

Tiziana Life Sciences plc is a dual listed (NASDAQ:TLSA, UK LSE: TILS) biotechnology company that focuses on the discovery and development of novel molecules to treat human diseases in oncology, inflammation and infectious diseases. In addition to Milciclib, the Company will be shortly initiating Phase 2 studies with orally administered Foralumab for Crohn’s Disease and nasally administered Foralumab for progressive multiple sclerosis. Foralumab is the only fully human anti-CD3 monoclonal antibody (“mAb”) in clinical development in the world. This Phase 2 compound has potential application in a wide range of autoimmune and inflammatory diseases, such as Crohn’s Disease, multiple sclerosis, type-1 diabetes (“T1D”), inflammatory bowel disease (“IBD”), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The Company is accelerating development of anti-Interleukin 6 receptor (“IL6R”) mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammation, especially for treatment of COVID-19 patients.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further enquiries:

United Kingdom:

Tiziana Life Sciences plc	+44 (0)20 7495 2379
Gabriele Cerrone, Chairman, and founder

United States:
Investors:
Dave Gentry, CEO
RedChip Companies Inc.
407-491-4498
dave@redchip.com